SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Conselho de Administração

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CNPJ nº 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MINUTES OF THE 889th BOARD OF DIRECTORS’ MEETING

On May 22, 2019, at 2:00 p.m., as requested by the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an extraordinary basis, as set forth in the caput and paragraph six, article 13, of the Bylaws, by e-mail, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), as qualified and subscribed below, resolved on the following:

(...)

3.    Ratification of the results from the Bookbuilding Procedure in connection with the 23th Issuance of Debentures. The matter was addressed upon Resolution issued by the Executive Board 0175/2019, of May 21, 2019, FI Internal Communication 028/2019, of May 21, 2019, and presentation of power point, which documents were filed at the meeting’s electronic folder. Under the terms of Article 59, paragraph 1, of Law 6404, of December 15, 1976, as amended, in conformity with items XIX and XXII, article 14, of the Company’s Bylaws, taking into consideration the resolutions undertaken at the 884th Board of Directors’ Meeting, held on March 28, 2019 (“884th Board of Directors’ Meeting”), and the 886th Board of Directors’ Meeting, held on April 25, 2019 (“886th Board of Directors’ Meeting”), by unanimous decision, the results from the Bookbuilding Procedure, held on May 21, 2019, were ratified, in connection with the 23th issuance of unsecured, simple debentures, not convertible into shares, in up to two series for public distribution, with restricted efforts, under the terms of Instruction 476, of January 16, 2009, issued by the Brazilian Securities and Exchange Commission, as amended (“Debentures”, “Issuance” and “Offer”, respectively), which defined the following: (i) the issuance of the First Series Debentures (as defined below); (ii) the number of Debentures allocated to each series of the Issuance; (iii) the final rate of the First Series Interest (as defined below) and the Second Series Compensation (as defined below); and (iv) the total value of the Offer, upon cancellation of the Debentures not placed, as described below:

1.     Cancellation of Debentures: according to the results from the Bookbuilding Procedure, the Issuer elected to cancel the issuance of six hundred and thirty-three thousand, two hundred and forty-five (633,245) Debentures.

2.     Number of Debentures: eight hundred and sixty-six thousand, seven hundred and fifty-five (866,755) Debentures, in two (2) series, out of which (i) four hundred and ninety-one thousand, seven hundred and fifty-five (491,755) First Series Debentures; and (ii) three hundred and seventy-five thousand (375,000) Second Series Debentures (as defined below), taking into consideration that the number of Debentures allocated to each series was defined according to the Bookbuilding Procedure.

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3.     Number of Series: the Issuance shall be performed in two (2) series, it being understood that the first series and the number of Debentures allocated to each series of the Issuance were defined in accordance with the demand for Debentures, as determined in the Bookbuilding Procedure and based on the Issuer’s interest of allocation, as set forth in the Indenture. The Debentures in connection with the Issuance were allocated between both series under the communication system, taking into consideration that the number of Debentures of any series was reduced from the total number of Debentures, limited to, therefore, the number of Debentures allocated to the other series. The Debentures under the Offer distributed in the context of the first series shall be hereinafter referred to as the “First Series Debentures”, and the Debentures under the Offer distributed in the context of the second series shall be hereinafter referred to as the “Second Series Debentures”.

4.     Interest of First Series Debentures: the First Series Debentures shall be subject to interest (“First Series Interest”) equivalent to one hundred percent (100%) of the cumulative average extra-group overnight, one-day Interbank Deposit (“DI Rate”), expressed as an annual percentage, on a 252 business-day basis, calculated and released on a daily basis by B3 in the bulleting available on its webpage (http://www.b3.com.br), plus spread or surplus of 0.49% per year, on a 252 business-day basis. The First Series Interest shall be calculated on an exponential and cumulative basis, proportionally, based on the Business Days elapsed, levied on the Unit Par Value (as defined in the Indenture) of the First Series Debentures (or balance of the Unit Par value of the First Series Debentures, however the case may be), from the First Payment Date (as defined in the Indenture) or the last Interest Payment Date (as defined in the Indenture), however the case may be, and paid at the end of each Profitability Period (as defined in the Indenture). The First Series Interest shall be calculated according to the formula indicated in the Indenture.

5. Interest of Second Series Debentures: the Second Series Debentures shall be subject to interest (“Second Series Interest”) equivalent to one hundred percent (100%) of the cumulative average extra-group overnight, one-day Interbank Deposit, expressed as an annual percentage, on a 252 business-day basis, calculated and released on a daily basis by B3 in the bulleting available on its webpage (http://www.b3.com.br), plus spread or surplus of 0.63% per year, on a 252 business-day basis. The Second Series Interest shall be calculated on an exponential and cumulative basis, proportionally, based on the Business Days elapsed, levied on the Unit Par Value of the Second Series Debentures (or balance of the Unit Par value of the Second Series Debentures, however the case may be), from the First Payment Date or the last Interest Payment Date, however the case may be, and paid at the end of each Profitability Period. The Second Series Interest shall be calculated according to the formula indicated in the Indenture.

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6.     Total Issuance Value: the total Issuance value is eight hundred and sixty-six million, seven hundred and fifty-five thousand reais (R$866,755,000,00), on the Issuance Date (as defined in the Indenture).

The Board of Directors ratified all other terms and conditions relating to the Issuance, as approved at the resolutions undertaken at the 884th Board of Directors’ Meeting and the 886th Board of Directors’ Meeting, and referred to in the “Private Indenture of the 23th Issuance of Unsecured, Simple Debentures, Not Convertible into Shares, in up to Two Series for Public Distribution, with Restricted Efforts, of Companhia de Saneamento Básico do Estado de São Paulo - SABESP”, entered into on April 25, 2019 between the Company and Planner Trustee Distribuidora de Títulos e Valores Mobiliários Ltda., which was duly registered before the Board of Trade of the State of São Paulo, on May 7, 2019, under nº ED002880-0/000 (“Indenture”), as well as all acts relating to the Issuance that have been previously performed by the Executive Board. In addition, the Board of Directors ratified the authorization granted to the members of the Company’s Executive Board to negotiate and enter into the amendment to the Indenture to reflect the results from the Bookbuilding Procedure, as well as to undertake all other acts deemed necessary in this regard.

(...)

Minutes signed by the Directors: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Monica Ferreira do Amaral Porto and Reinaldo Guerreiro.

The text referred to above is an accurate reproduction of the minutes drafted in the book of Minutes of the Board of Directors.

São Paulo, May 22, 2019

Mario Engler Pinto Junior	Marialve de S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 27, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.